

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Macquarie Capital (USA) Inc.

We have examined Macquarie Capital (USA) Inc.'s (the "Company") assertions, included in the accompanying Macquarie Capital (USA) Inc.'s Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was not effective during the year ended March 31, 2026 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was not effective as of March 31, 2026 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of March 31, 2026, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended March 31, 2026, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Macquarie Capital (USA) Inc.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying compliance report, the following material weakness was identified in the Company's internal control over compliance as of and during the year ended March 31, 2026:

- The Company's internal controls over compliance with Rule 2231 of the Financial Industry Regulatory Authority were not designed or operating effectively to ensure the information included in generated account statements is being reviewed timely and consistently for completeness and accuracy.

In our opinion,

- because of the material weakness referred to above, the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended March 31, 2026,

- the Company was in compliance with the net capital rule and the reserve requirements rule as of March 31, 2026, and

- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

New York, New York
May 29, 2026

Macquarie Capital (USA) Inc.
A member of the Macquarie Group of Companies

660 Fifth Avenue   Telephone +1 212 231 1000
New York, NY 10103   Internet   http://www.macquarie.com
United States



MACQUARIE

Macquarie Capital (USA) Inc.'s Compliance Report

Macquarie Capital (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended March 31, 2026 because of the material weakness described below:

    -   The Company's internal controls over compliance with Rule 2231 of the Financial Industry Regulatory Authority were not designed or operating effectively to ensure the information included in generated account statements is being reviewed timely and consistently for completeness and accuracy.

3. The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended March 31, 2026 because of the material weakness described above;

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3- 3(e) as of the end of the most recent fiscal year ended March 31, 2026; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Macquarie Capital (USA) Inc.

I, James S. Conahan, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Title: Chief Financial Officer of Macquarie Capital (USA) Inc.
May 29, 2026